

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Zheng Yuan
Chief Financial Officer
Embrace Change Acquisition Corp.
5186 Carroll Canyon Rd
San Diego, CA 92121

> **Re: Embrace Change Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 21, 2022**
> **File No. 333-265184**

Dear Ms. Yuan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 21, 2022

Cover Page

1. We note your response to comment 1. Please revise here as you do on page 24 to disclose that a majority of your officers and directors have significant ties to China/HK. Additionally, please revise the reference on your cover page to the Accelerating Holding Foreign Companies Accountable Act to state that, if enacted, it would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

2. We note that a majority of your directors and officers have significant ties to China/HK. As requested in comment 1 of our June 2, 2022 letter, please revise the Cover Page to disclose legal and operational risks associated with a majority of your directors and

officers having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale.

Summary, page 1

3.   We note your revised disclosure in response to comment 5 of our June 2, 2022 letter. Please revise the discussion of consequences to you and investors to also address the possibility that your officers and directors inadvertently conclude that permissions or approvals are not required. Additionally, we note your revised disclosure on page 6 and page 24 that none of your officers and directors is a citizen of or based in mainland China. However, we note you state elsewhere that "certain" officers and directors have significant ties to "or are based in the People's Republic of China." Please revise here and throughout to consistently clarify the extent to which directors and officers are located in or have significant ties to China/HK. For example, state, if true, that a majority of your directors and officers have significant ties with China/HK but that none are located in China/HK.

Risk Factors, page 24

4.   We note your response to comment 2 and the reference on page 33 to other disclosure regarding liquidity risks in the event you are unable to consummate a business combination. Please revise the discussion of such risks to address the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

         Please contact Shih-Kuei Chen at 202-551-7664 or James Lopez at 202-551-3536 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Real Estate & Construction

cc: Giovanni Caruso, Esq.